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PRUDENTIAL ALLOCATION FUND/STRATEGY PORTFOLIO

May 12, 1997

Dear Shareholder:

The Trustees of Prudential Allocation Fund have recently approved a proposal to exchange the assets and liabilities of the Strategy Portfolio for Class A, Class B, Class C and Class Z shares, respectively, of the Prudential Allocation Fund/Balanced Portfolio. The enclosed proxy materials describe this proposal in detail. If the proposal is approved by the shareholders and implemented, your shares of the Strategy Portfolio will automatically be exchanged for shares (Class A, Class B, Class C or Class Z) of the Balanced Portfolio.

The Trustees and I strongly recommend that you vote FOR the proposal. We believe that this transaction serves your interests in the following ways:

- SIMILAR STRATEGIES. The Portfolios' investment objectives and strategies, while not identical, are similar. Each Portfolio invests primarily in stocks, bonds and money market instruments.

- EXPENSE LEVELS. The Strategy Portfolio has relatively smaller assets and has not been able to attract new assets. Additionally, recently it has operated with relatively high expense ratios. Shareholders should realize lower total operating expenses resulting from the combination of the Portfolios.

Please read the enclosed materials carefully for more complete information. Your vote is important, no matter how many shares you own. Voting your shares early may permit your Portfolio to avoid costly follow-up mail and telephone solicitation. After you have reviewed the enclosed materials, please complete, date and sign your proxy card and mail it in the enclosed postage-paid return envelope today.

We value your investment and thank you for the confidence you've placed in Prudential Mutual Funds.

Sincerely,

 /s/ Brian M. Storms

Brian M. Storms
PRESIDENT, Prudential Mutual Funds and Annuities

Prudential Allocation Fund, Gateway Center Three, 100 Mulberry Street, Newark, New Jersey 07102-4077